[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
Andrew.Barkan@friedfrank.com

August 27, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sterling Check Corp. (formerly Sterling Ultimate Parent Corp.)
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted August 6, 2021
CIK No. 0001645070

Ladies and Gentlemen:

This letter is submitted on behalf of Sterling Check Corp., a Delaware corporation (formerly Sterling Ultimate Parent Corp., the “Company”), in response to a verbal comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), given to us on August 25, 2021 in a telephone call with the Staff relating to Amendment No. 2 to the Company’s Draft Registration Statement on Form S-1, submitted confidentially to the Commission on August 6, 2021. For your convenience, the Staff’s verbal comment is reproduced in bold herein with the Company’s response immediately following the comment.

Concurrently with this correspondence, the Company is publicly filing its Registration Statement on Form S-1 (the “Registration Statement”). References to page numbers in this letter refer to the pagination of the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Product and Technology Expense, page 82

1.

Please revise your disclosure in the results of operations section of MD&A to quantify your investment in each stage of Project Ignite for 2019 and 2020. In addition, please revise your disclosure in this section to qualify that you completed the first two phases of Project Ignite and that you expect to incur additional costs with respect to the final stage of Project Ignite. In this respect, you should describe any known trends or uncertainties that have had, or are likely to have, a material favorable or unfavorable impact on your results of operations. We refer you to Item 303 of Regulation S-K.

Response:

In response to the Staff’s request comment, the Company has revised its disclosure on pages 80, 83 and 86 of the Registration Statement. The Company has provided costs related to each phase of Project Ignite for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021, as well as disclosure on expected completion and treatment of non-capitalizable expenses in future periods of the project.

In addition, following discussion with the Staff, the Company has revised the explanatory footnote corresponding to the adjustment for “Other” to its non-GAAP measures presented in the Registration Statement to include a tabular presentation of each of the components of this adjustment for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021. For your reference, please see pages 90 and 92 of the Registration Statement.

Lastly, to provide greater transparency to the expenses in the Product and technology expense line item on the Consolidated Statements of Operations and Comprehensive Income (Loss), the Company has added an additional disclosure in Note 2—Summary of Significant Accounting Policies. For your reference, please see pages F-13 and F-48 of the Registration Statement.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Joshua Peirez (Sterling Check Corp.)
Peter Walker (Sterling Check Corp.)
Steven L. Barnett (Sterling Check Corp.)
Gregory P. Rodgers (Latham & Watkins LLP)